



05005428

Reliance
Industries Limited

RECEIVED
2005 JAN 27 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 3000, 2284 2384, 2282 3070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

January 24, 2005

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Securities and Exchange Board of India (SEBI) Circular No.D&CC/CIR-16/2002 dated 31st December, 2002	January 24, 2005	Secretarial Audit Report for the quarter ended December 31, 2004.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
JAN 2? 2005
THOMSON
FINANCIAL

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 5639 1103 (DIRECT) 2281 4834 • VBH - 2287 1806 • FAX : 5639 1105
91-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 5639 1106 / 5639 1107 (DIRECT) 2262 5345 • FAX : 2265 6360
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

REF.NO.MS-147/H-183/BB

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. **Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	December 31, 2004
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	Fosbery Road, Off. Reay Road Station (East), Mumbai-400033
7	Telephone & Fax Nos.	Tel No: 022 - 30411820 Fax No : 022 - 30411069
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are l	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 63 77 536	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	139 63 77 536	100.000
12	Held in dematerialised form in CDSL	9 54 17 113	06.833
13	Held in dematerialised form in NSDL	120 88 85 121	86.573
14	Physical	9 20 75 302	06.594

15 Total No. of Shares (12+13+14) | 139 63 77 536

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : | NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion. Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) | YES
if not, updated upto which date | NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	28	2 780	Delay in receipt of Physical DRF & Share Certificates from DP
	75	6 441	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	103	9 221	
Pending for more than 21 days	15	2 982	Non - receipt of Physical DRF & Share Certificates from DP
Total	15	2 982	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Surendra Pipara
Tel No : 022 - 30411820
Fax No : 022 - 30411069

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
63, Free Press House
215, Nariman Point
Mumbai - 400 021
Tel.: 022 56391103 / 022 22814834
Fax.: 022 56391105

24	Appointment of common agency for share registry work	if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS


HARIBHAKTI & CO.
Chartered Accountants

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 11th January 2005.

O/C



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

January 24, 2005

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd
7 Llyons Range
Calcutta 700001

Dear Sir,

Sub: Secretarial Audit of Listed Companies

Please refer to SEBI Circular No.D&CC/CIR-16/2002 dated 31st December, 2002, wherein SEBI has advised that all the listed companies shall subject themselves to a secretarial audit to be undertaken by a qualified Chartered Accountant or a Company Secretary in practice, for the purposes of reconciliation of the total admitted capital with both the depositories and the total issued and listed capital.

We forward herewith an Audit Report from M/s. Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the depositories, total issued capital and the listed capital for the quarter ended 31st December, 2004, in compliance with the above circular issued by SEBI. This Audit Report was placed before the Board of Directors of the Company at its meeting held on 21st December, 2004.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**


THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED
DATE

Vinod M. Ambani
President & Company Secretary

Encl: a/a